Publication: South China Morning Post
Page: Classified P. 8

Date: 11 April 2003
Where Published: Hong Kong

03 APR 23 AM 7:21

FPC exemption No. (82-836)




FIRST
PACIFIC

SUPPL

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

MAJOR AND CONNECTED TRANSACTION

Sale and assignment of Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc.

Latest date for the satisfaction of the conditions precedent to the closing of the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc. is extended from 31st March to 15th April, 2003.

Reference is made to the announcements of First Pacific Company Limited ("the Company" or "First Pacific") dated 25th November, 2002 and 11th February, 2003, and to the Company's circular to shareholders dated 28th February, 2003 (the "Circular"), relating to the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc. (the "Transactions").

First Pacific advises that the parties to the Transactions have mutually agreed to extend the latest date for the satisfaction of the conditions precedent to the closing of the Transactions from 31st March to 15th April, 2003, as permitted under the Transactions documentation. The extension is intended to facilitate the satisfaction by Metro Pacific Corporation of certain conditions precedent that remain outstanding (which are essentially matters relating to tax clearances, obtaining of consent letters to change in control events, consent letters and/or governmental approvals on debt settlement arrangements, and third party claims challenging the Transactions as referred to in the Circular), with a view to closing the Transactions on or around 16th April, 2003.

Since 31st March, 2003, Metro Pacific Corporation, Evergreen Holdings, Inc. and Ayala Land, Inc. have been discussing, on a daily basis, the status of the fulfilment of the conditions precedent and arrangements for the closing of the Transactions. They have kept First Pacific apprised of the progress of these discussions, on a periodic basis. These discussions have resulted in the mutual agreement, yesterday evening, to extend the date for the satisfaction of the conditions precedent.

Further announcements will be made as and when appropriate.

By the Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 10th April, 2003

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